Morgan Stanley

August 3, 2021

OVERNIGHT DELIVERY AND EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Pioneer Municipal High Income Opportunities Fund, Inc.

Registration Statement on Form N-2

File Nos. 333-256506 and 811-23699

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the lead manager of the prospective Underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of Pioneer Municipal High Income Opportunities Fund, Inc. that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 4:00 p.m., Eastern Time on Thursday, August 5, 2021, or as soon thereafter as practicable.

Sincerely

MORGAN STANLEY & CO. LLC

By	/s/ Robert Holley
Name: Robert Holley
Title: Vice President

[MIO – SIGNATURE PAGE TO ACCELERATION REQUEST LETTER]